UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024.
Commission File Number 001-13422

AGNICO EAGLE MINES LIMITED

(Translation of registrant’s name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☐   Form 40-F ☒

EXHIBITS

Exhibit No.	Exhibit Description
99.1	Agnico Eagle Mines Limited’s Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated March 22, 2024
99.2	Form of Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO EAGLE MINES LIMITED
(Registrant)

Date: March 26, 2024	By:	/s/ Chris Vollmershausen
Chris Vollmershausen
Executive Vice-President, Legal, General Counsel & Corporate Secretary

Exhibit Number 99.1 submitted with this Form 6-K is hereby incorporated by reference into Agnico Eagle Mines Limited's Registration Statements on Form F-3D (Reg. No. 333-271854) and Form S-8 (Reg. Nos. 333-130339 and 333-152004).

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